UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

American Midstream Partners, LP

(Name of Issuer)

Units representing limited partnership interests

(Title of Class of Securities)

02752P100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02752P100	SCHEDULE 13G

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). AIM Midstream Holdings, LLC
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 5,251,186 (1)
(6) Shared voting power -0-
(7) Sole dispositive power 5,251,186 (1)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 5,251,186 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐ Not applicable.
(11)	Percent of class represented by amount in Row (9) 57.8% (2)
(12)	Type of reporting person (See Instructions) OO (Limited Liability Company)

(1)	The beneficial ownership numbers reported in this Schedule 13G consist of (i) 725,120 common units (“Common Units”) and (ii) 4,526,066 subordinated units (“Subordinated Units”). Each Subordinated Unit converts into one Common Unit at the end of the subordination period (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, filed as Appendix A to the Issuer’s Registration Statement on form S-1, as amended (No. 333-173191)).
(2)	The beneficial ownership percentages reported in this Schedule 13G are based on 9,087,102 units outstanding consisting of (i) 4,561,036 Common Units outstanding as of December 31, 2011 (as confirmed by the Issuer) and 4,526,066 Subordinated Units owned by AIM Midstream Holdings, LLC as of December 31, 2011.

CUSIP No. 02752P100	SCHEDULE 13G

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). AIM Universal Holdings, LLC
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,251,186
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,251,186
(9)	Aggregate amount beneficially owned by each reporting person 5,251,186
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐ Not applicable.
(11)	Percent of class represented by amount in Row (9) 57.8%
(12)	Type of reporting person (See Instructions) OO (Limited Liability Company)

CUSIP No. 02752P011	SCHEDULE 13G

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Robert B. Hellman, Jr.
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	(5) Sole voting power
(6) Shared voting power 5,251,186
(7) Sole dispositive power
(8) Shared dispositive power 5,251,186
(9)	Aggregate amount beneficially owned by each reporting person 5,251,186
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐ Not applicable.
(11)	Percent of class represented by amount in Row (9) 57.8%
(12)	Type of reporting person (See Instructions) IN

CUSIP No. 02752P100	SCHEDULE 13G

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Matthew P. Carbone
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power
(6) Shared voting power 5,251,186
(7) Sole dispositive power
(8) Shared dispositive power 5,251,186
(9)	Aggregate amount beneficially owned by each reporting person 5,251,186
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐ Not applicable.
(11)	Percent of class represented by amount in Row (9) 57.8%
(12)	Type of reporting person (See Instructions) IN

Item 1.

(a) Name of Issuer:

American Midstream Partners, LP

(b) Address of Issuer’s Principal Executive Offices:

1614 15th Street, Suite 300

Denver, Colorado 80202

Item 2.

(a) Name of Person(s) Filing:

This Schedule 13G is being jointly filed by AIM Midstream Holdings, LLC (“AIM Midstream”), AIM Universal Holdings, LLC (“AIM Universal”), Robert B. Hellman, Jr. (“Mr. Hellman”) and Matthew P. Carbone (“Mr. Carbone” and, together with AIM Midstream, AIM Universal and Mr. Hellman, the “Reporting Persons”) with respect to common units and subordinated units of the above-named issuer owned by AIM Midstream. AIM Midstream also owns a 100.0% membership interest in American Midstream GP, LLC, the general partner of the above-named issuer.

AIM Universal is the non-member manager of AIM Midstream. Mr. Hellman and Mr. Carbone each own directly or through other entities they control membership interests in AIM Universal and AIM Midstream. By virtue of these interests, Mr. Hellman and Mr. Carbone may be deemed to be beneficial owners of the common units and subordinated units in the above-named issuer owned by AIM Midstream. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 950 Tower Lane, Suite 800, Foster City, California 94404.

(c) Citizenship:

AIM Midstream Holdings, LLC	Delaware
AIM Universal Holdings, LLC	Delaware
Robert B. Hellman, Jr.	U.S. Citizen
Matthew P. Carbone	U.S. Citizen

(d) Title of Class of Securities:

Units representing limited partnership interests.

(e) CUSIP Number: 02752P100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	AIM Midstream Holdings, LLC	AIM Universal Holdings, LLC	Robert B. Hellman, Jr.	Matthew P. Carbone
(a) Amount beneficially owned:	5,251,186	5,251,186	5,251,186	5,251,186
(b) Percent of Class:	57.8%	57.8%	57.8%	57.8%
(c) Number of shares as to which person has
(i) Sole power to vote or to direct vote:	5,251,186
(ii) Shared power to vote or to direct the vote:		5,251,186	5,251,186	5,251,186
(iii) Sole power to dispose or to direct the disposition of:	5,251,186
(iv) Shared power to dispose or to direct the disposition of:		5,251,186	5,251,186	5,251,186

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

AIM MIDSTREAM HOLDINGS, LLC

By:	AIM Universal Holdings, LLC
Its Manager

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Member

AIM Universal Holdings, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Member

Robert B. Hellman, Jr.

/s/ Robert B. Hellman, Jr.

Matthew P. Carbone

/s/ Mathew P. Carbone

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: February 13, 2012

AIM MIDSTREAM HOLDINGS, LLC

By:	AIM Universal Holdings, LLC Its Manager

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Member

AIM Universal Holdings, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Member

Robert B. Hellman, Jr.

/s/ Robert B. Hellman, Jr.

Matthew P. Carbone

/s/ Mathew P. Carbone